Ex. 17.1 Resignation Letter of Yong Jin

December 31, 2011

To:	Board of Directors China XD Plastics Company Limited

SUBJECT: RESIGNATION FROM THE BOARD

Dear Sirs,

This letter is to inform you that I must resign from board of directors of China XD Plastics Company Limited, effective immediately.

It has been my pleasure to serve on the board for the past year, however, I have to step down due to some health reasons.

I wish the company only the best for the future, and regret any inconvenience my resignation may cause.

Sincerely,

/s/ Yong Jin
Yong Jin